SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 4)


                            GOLDEN TELECOM, INC.
 ------------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 38122G107
                -------------------------------------------
                               (CUSIP Number)

                              NAOMI KOBAYASHI
               CAPITAL INTERNATIONAL GLOBAL EMERGING MARKETS
                         PRIVATE EQUITY FUND, L.P.
                      C/O CAPITAL INTERNATIONAL, INC.
                        11100 SANTA MONICA BOULEVARD
                                 15TH FLOOR
                       LOS ANGELES, CALIFORNIA 90025
                               (310) 996-6000
-------------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                              AUGUST 19, 2003
                -------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               CAPITAL INTERNATIONAL GLOBAL EMERGING MARKETS PRIVATE
               EQUITY FUND, L.P.
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                (b)  |X|*

   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               OO
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                     |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               2,166,405*
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               NONE*
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               2,166,405*
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               NONE*
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,166,405*
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                           |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.8%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

               PN
   ------- --------------------------------------------------------------------
   * See Items 5 and 6 below

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               CAPITAL INTERNATIONAL INVESTMENTS, LLC
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                (b)  |X|*

   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               OO
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               2,166,405*
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               NONE*
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               2,166,405*
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               NONE*
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,166,405*
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                           |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.8%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON

               OO - LIMITED LIABILITY COMPANY
   ------- --------------------------------------------------------------------
   * See Items 5 and 6 below

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               CAPITAL INTERNATIONAL, INC.
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                (b)  |X|*
   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               OO
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               CALIFORNIA
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               2,166,405*
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               NONE*
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER
      REPORTING
                               2,166,405*
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               NONE*
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,166,405*
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                           |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.8%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON

               CO; IA
   ------- --------------------------------------------------------------------
   * See Items 5 and 6 below

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               CAPITAL GROUP INTERNATIONAL, INC.
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  |_|
                                                                (b)  |X|*

   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               OO
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               CALIFORNIA
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               2,166,405*
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               NONE*
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER
      REPORTING
                               2,166,405*
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               NONE*
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,166,405*
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                            |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.8%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON

               HC; CO
   ------- --------------------------------------------------------------------
   * See Items 5 and 6 below

Introductory Statement

     This Amendment No. 4 amends and supplements the Schedule 13D originally filed on December 27, 1999 by Capital International Global Emerging Markets Private Equity Fund, L.P. ("CIPEF"), Capital International Investments, LLC ("Capital Investments"), Capital International, Inc. ("Capital International") and Capital Group International, Inc. ("CGII" and, together with CIPEF, Capital Investments and Capital International, the "Reporting Parties"), as amended by Amendment No. 1 on Schedule 13D/A filed by the Reporting Parties on April 12, 2001, Amendment No. 2 on
Schedule 13D/A filed by the Reporting Parties on May 11, 2001, and Amendment No. 3 on Schedule 13D/A filed by the Reporting Parties on September 10, 2002, with respect to the shares of common stock, par value $.01 per share (the "Common Stock") held by CIPEF in Golden Telecom Inc., a Delaware corporation ("Golden Telecom").

     CIPEF, a Delaware limited partnership, is a private investment partnership. Capital Investments, a Delaware limited liability company, is a limited liability company and is the sole general partner of CIPEF. Capital International, a California corporation, is an investment management company and the managing member of Capital Investments. CGII is the sole shareholder of Capital International. CGII, a California corporation, is a holding company for a group of investment management companies.

     The address of the principal office of CIPEF and Capital Investments is 135 South State College Boulevard, Brea, CA 92821. The address of the principal office of Capital International and CGII is 11100 Santa Monica Boulevard, Los Angeles, CA 90025.

     The address of the principal executive office of Golden Telecom is c/o Representation Office Golden Teleservices, Inc., 12 Trubnaya Ulitsa, Moscow, Russia 103045.

Item 4.   Purpose of Transaction
          ----------------------

ITEM 4 is hereby amended by adding the following paragraph (b.1) after existing paragraph (b) thereof, and deleting existing paragraph (b) as of the Telenor Effective Date (as defined below):

     (b.1) On August 19, 2003, Golden Telecom entered into a share exchange agreement (the "Share Exchange Agreement") with Nye Telenor East Invest AS ("Telenor"), pursuant to which Telenor will acquire shares of Common Stock upon the satisfaction of certain conditions relating to such acquisition (the "Telenor Transaction"). In connection with the Telenor Transaction, CIPEF has entered into (i) the Successor Shareholders Agreement (as described in Item 5 and Item 6 below, and a copy of which is attached hereto as Exhibit 99.11), which contains certain provisions relating to business combinations, transfers of shares of Common Stock, the nomination and removal of the directors of Golden Telecom and the approval of special transactions, (ii) the Successor Standstill Agreement (as described in Item 5 and Item 6 below, and a copy of which is attached hereto as Exhibit 99.12), which contains certain provisions relating to proxy contests and the acquisition of shares of Golden Telecom and (iii) the Successor Registration Rights Agreement (as described in Item 5 and Item 6 below, and a copy of which is attached hereto as Exhibit 99.13), which contains certain provisions relating to the registration of the Golden Telecom Common Stock under the U.S. Securities Act of 1933, as amended. In each case, these agreements are effective as of the effective date of the Telenor Transaction (the "Telenor Effective Date").

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

Item 5 is hereby amended by deleting the entire text therein and replacing it with the following:

     (a)(i) As of August 19, 2003, as disclosed to the Reporting Parties by Golden Telecom, there are an aggregate of 27,795,065 shares of Common Stock outstanding. As of the date hereof, CIPEF beneficially owns 2,166,405 shares of Common Stock, representing approximately 7.8% of the outstanding shares of Common Stock.

     Due to their relationship with CIPEF (see Item 2), as of the date hereof, Capital International, Capital Investments and CGII may be deemed to beneficially own 2,166,405 shares of Common Stock. Based on an aggregate of 27,795,065 outstanding shares of Common Stock, this represents approximately 7.8% of the outstanding shares of Common Stock. Each of Capital Investments, Capital International and CGII disclaims beneficial ownership of all Common Stock beneficially owned by CIPEF.

     Golden Telecom, OAO Rostelecom, a company organized in the Russian Federation ("RTK"), Alfa Telecom Limited, a company incorporated in the British Virgin Islands ("Alfa Telecom"), Telenor, CIPEF, and Cavendish Nominees Limited, a limited liability company organized and registered under the laws of Guernsey ("Cavendish"), and First NIS Regional Fund SICAV, a private institutional fund organized and registered under the laws of Luxembourg ("First NIS Fund" and, together with Cavendish, "Barings") entered into a Shareholders Agreement dated as of August 19, 2003 (the "Successor Shareholders Agreement") which is intended to supersede the Shareholders Agreement dated as of September 5, 2002 (the "Prior Shareholders Agreement"), a Standstill Agreement dated as of August 19, 2003 (the "Successor Standstill Agreement") which is intended to supersede the Standstill Agreement dated as of September 5, 2002 (the "Prior Standstill Agreement"), and a Registration Rights Agreement dated as of August 19, 2003 (the "Successor Registration Rights Agreement"), which is intended to supersede the prior registration rights agreements with Golden Telecom entered into by the parties to the Successor Registration Rights Agreement. Each of the Successor Shareholders Agreement, the Successor Standstill Agreement and the Successor Registration Rights Agreement is intended to be effective, and supersede the existing agreements cited above, as of the Telenor Effective Date.

     Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by each of RTK, Alfa Telecom, Telenor, Cavendish and First NIS Fund for information regarding such entities, their respective beneficial ownership of shares of Common Stock and any changes to such respective beneficial ownership of shares of Common Stock. To the best of the Reporting Parties' knowledge, as of August 19, 2003, each of RTK, Alfa Telecom, Cavendish, and First NIS Fund, respectively, may be deemed to beneficially own the following numbers and percentages of the outstanding shares of Common
Stock: RTK - 4,024,067 (14.5%); Alfa Telecom - 10,840,647 (39.0%);
Cavendish - 1,845,769 (6.6%) and First NIS Fund - 723,907 (2.6%). To the
best of the Reporting Parties' knowledge, as of August 19, 2003, RTK, Alfa Telecom, Cavendish, First NIS Fund and CIPEF, in the aggregate, but not individually, may be deemed to beneficially own 19,600,795 shares of Common Stock (70.5%). Each of the Reporting Parties disclaims beneficial ownership of all shares of Common Stock beneficially owned by RTK, Alfa Telecom, Cavendish and First NIS Fund, and the filing of this Statement shall not be construed as an admission that any of the Reporting Parties or any other person named in Item 2 hereof forms a "group" with (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 and Rule 13d-5 under such Act), or is the beneficial owner of any shares of Common Stock beneficially owned by, RTK, Alfa Telecom, Cavendish or First NIS Fund.

     (ii) As of the Telenor Effective Date, based on the outstanding shares of Common Stock as of August 19, 2003 as disclosed to the Reporting Persons by Golden Telecom, and assuming no changes other than the issuance of shares under the Share Exchange Agreement occur to the aggregate number of shares of Common Stock outstanding, there will be an aggregate of 34,528,031 shares of Common Stock outstanding. As of the Telenor Effective Date, and assuming no other changes occur to the number of shares of Common Stock beneficially owned by CIPEF, CIPEF will beneficially own 2,166,405 shares of Common Stock, representing approximately 6.3% of the outstanding shares of Common Stock.

     Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by each of RTK, Alfa Telecom, Telenor, Cavendish and First NIS Fund for information regarding such entities, their respective beneficial ownership of shares of Common Stock and any changes to such respective beneficial ownership of shares of Common Stock. To the best of the Reporting Parties' knowledge, as of the Telenor Effective Date, and assuming no changes occur, other than the issuance of shares of Common Stock to Telenor on the Telenor Effective Date, (i) to the outstanding number of shares of Common Stock or
(ii) to the shares of Common Stock held by RTK, Alfa Telecom, Telenor, Cavendish or First NIS Fund, each of RTK, Alfa Telecom, Telenor, Cavendish, and First NIS Fund, respectively, may be deemed to beneficially own the following numbers and percentages of the outstanding shares of Common
Stock: RTK - 4,024,067 (11.7%); Alfa Telecom - 10,840,647 (31.4%); Telenor
- 6,732,966 (19.5%); Cavendish - 1,845,769 (5.3%) and First NIS Fund -
723,907 (2.1%). To the best of the Reporting Parties' knowledge, as of the Telenor Effective Date, RTK, Alfa Telecom, Telenor, Cavendish, First NIS Fund and CIPEF, in the aggregate, but not individually, may be deemed to beneficially own 26,333,671 shares of Common Stock (76.3%). Each of the Reporting Parties disclaims beneficial ownership of all shares of Common Stock beneficially owned by RTK, Alfa Telecom, Telenor, Cavendish and First NIS Fund, and the filing of this Statement shall not be construed as an admission that any of the Reporting Parties or any other person named in
Item 2 hereof forms a "group" with (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 and Rule 13d-5 under such
Act), or is the beneficial owner of any shares of Common Stock beneficially owned by, RTK, Alfa Telecom, Telenor, Cavendish or First NIS Fund.

     Except as set forth herein, to the knowledge of the Reporting Parties, none of the persons listed on Schedule I hereto beneficially owns any shares of Common Stock.

     (b) CIPEF may be deemed to have sole power to vote or direct the voting of, and to dispose or direct the disposition of, the 2,166,405 shares of Common Stock beneficially owned by CIPEF. As noted above, each of Capital International, Capital Investments and CGII disclaims beneficial ownership of all shares beneficially owned by CIPEF.

     Under the Prior Shareholders Agreement, and under the Successor Shareholders Agreement, when effective, CIPEF has agreed to take all action (including without limitation the voting of shares, the execution of written consents, the calling of special meetings, the removal of directors, the filling of vacancies on the Board of Directors, the waiving of notice and attendance at meetings, the amendment of Golden Telecom's by-laws and the like) necessary from time to time to maintain the composition of the Board of Directors specified in Section 3 of the Prior Shareholders Agreement and Section 3 of the Successor Shareholders Agreement in accordance with the terms of such provisions. As noted above, each of the Reporting Parties disclaims beneficial ownership of all shares of Common Stock beneficially owned by RTK, Alfa Telecom, Telenor, Cavendish and First NIS Fund.

     (c) The disclosure set forth in Item 6 of this statement is specifically incorporated by reference into this Item 5 in its entirety. Except as set forth herein, none of the Reporting Parties or, to the knowledge of the Reporting Parties, none of the persons named in Schedule I hereto beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

     (d) The partners of CIPEF have the right to receive dividends from, or proceeds from the sale of, all of the shares of Common Stock owned of record by CIPEF.

     (e) Not applicable.

ITEM 6.   Contracts, Arrangements, Understandings or Relationships With
          -------------------------------------------------------------
          Respect to Securities of the Issuer
          -----------------------------------

     Item 6 is hereby further amended by adding the following paragraphs (b.1), (c.1) and (d) after existing paragraphs (b) and (c) respectively and deleting existing paragraphs (b) and (c) as of the Telenor Effective Date:

     "(b.1) Successor Standstill Agreement. As disclosed in Item 5 above, Golden Telecom, RTK, Alfa Telecom, Telenor, CIPEF, Cavendish and First NIS Fund have entered into the Successor Standstill Agreement effective as of the Telenor Effective Date, pursuant to which each of them agreed, among other things, not to (i) acquire shares of voting stock of Golden Telecom in excess of specified levels (subject to certain exceptions) or (ii) engage in proxy contests in respect of shares of voting stock of Golden Telecom, in each case for a period of eighteen months following the date of the Successor Standstill Agreement. The Successor Standstill Agreement expires upon the occurrence of any of the following: (i) the mutual agreement of the parties thereto, (ii) the voluntary or involuntary filing of a petition in bankruptcy by or against Golden Telecom, (iii) an event of insolvency affecting Golden Telecom, or the appointment of a receiver for Golden Telecom, (iv) the date on which any person owns, individually or collectively with its affiliates, 50% or more of the Golden Telecom voting stock, or (v) the date eighteen months following the effectiveness of the Successor Standstill Agreement. Any party to the Successor Standstill Agreement who, together with its affiliates, having once attained ownership of at least 3% or more of the Golden Telecom voting stock, thereafter ceases to own, together with its affiliates, at least 3% of the Golden Telecom voting stock, shall cease to be a party thereto and shall cease to have any rights or obligations thereunder. A copy of the Successor Standstill Agreement, which is intended to supersede the Prior Standstill Agreement as of the Telenor Effective Date, is included as Exhibit 99.12 to this statement and qualifies the disclosure set forth herein in its entirety.

     (c.1) Successor Shareholders Agreement. Golden Telecom, RTK, Alfa Telecom, Telenor, CIPEF, Cavendish and First NIS Fund have entered into the Successor Shareholders Agreement effective as of the Telenor Effective Date. The Successor Shareholders Agreement provides for certain tag-along rights exercisable by CIPEF, RTK and Barings in the event that Alfa Telecom proposes to transfer shares to a third party who will own, directly or indirectly, not less than one-third of Golden Telecom's Common Stock or capital stock (as adjusted for capital changes) immediately after such transfer. Upon the exercise by CIPEF, RTK or Barings of such right, the exercising party may sell to the third party its pro rata portion of the shares covered by the third party offer.

     The Successor Shareholders Agreement also provides each of Alfa Telecom and Telenor (i) the right to participate on a pro rata basis in a transfer of Golden Telecom shares when either party receives a bona fide offer for Golden Telecom shares and (ii) the right to participate on an equal basis in an offer to purchase the Golden Telecom shares held by Barings or CIPEF. The Successor Shareholders Agreement also provides Alfa Telecom, Telenor and RTK with a right of first offer in the event that a significant shareholder proposes to transfer any Golden Telecom shares to another person. In addition, the Successor Shareholders Agreement grants to each of RTK, Alfa Telecom, Telenor, CIPEF, Cavendish and First NIS Fund a limited pre-emptive right to acquire its pro rata share of new securities (on a fully diluted basis) issued by Golden Telecom from time to time during the term of the Successor Shareholders Agreement.

     In addition, the Successor Shareholders Agreement provides for the nomination and removal of directors of Golden Telecom for two years after its effective date. Subject to certain conditions, Alfa Telecom generally has the right to designate three directors and Telenor has the right to designate two directors. CIPEF and Barings each has the right to designate one director, both of whom shall be independent. RTK has the right to designate two directors, one of whom shall be independent. One independent director (who shall also be a financial expert in the event that no other director is a financial expert) shall be designated by the Board of Directors of Golden Telecom. If RTK owns less than 10% but more than 3% of the issued and outstanding Golden Telecom voting stock, the number of directors designated by RTK will be reduced to one. If RTK owns less than 3% of the issued and outstanding Golden Telecom voting stock, the number of directors designated by RTK will be reduced to zero. If CIPEF or Barings own less than 3% of the issued and outstanding Golden Telecom voting stock, the number of directors designated by CIPEF or Barings, as the case may be, will be reduced to zero. The Successor Shareholders Agreement also provides for a reduction in the number of directors to be designated by a shareholder, including Alfa Telecom and Telenor, upon other specified reductions in its ownership threshold levels relating to the issued and outstanding Golden Telecom voting stock. Golden Telecom and each of RTK, Alfa Telecom, Telenor, Barings and CIPEF have agreed that so long as the agreement set forth in Section 3 of the Successor Shareholders Agreement remains in effect, each of them will take all action (including without limitation the voting of shares, the execution of written consents, the calling of special meetings, the removal of directors, the filling of vacancies on the Board of Directors, the waiving of notice and attendance at meetings, the amendment of Golden Telecom's by-laws and the like) necessary from time to time to maintain the composition of the Board of Directors specified in Section 3 of the Successor Shareholders Agreement in accordance with the terms of such provision.

     The Successor Shareholders Agreement also contains procedures relating to the approval of special transactions which involve, directly or indirectly, a value exceeding 5% of the total consolidated assets of Golden Telecom and its subsidiaries and include provisions relating to the proposal of special transactions by directors as well as the retention in certain cases of an independent special consultant to review the special transaction. Furthermore, the Successor Shareholders Agreement restricts business combinations with Golden Telecom by the parties thereto without the prior approval of the Board of Directors of Golden Telecom (including approval by a majority of the disinterested directors as defined therein).

     In addition, the Successor Shareholders Agreement prohibits any party thereto from acquiring beneficial ownership of any shares of Golden Telecom voting stock if after such acquisition such shareholder would beneficially own in aggregate 50% or more of the Golden Telecom voting stock, unless such acquisition is made pursuant to a tender offer. Any person who acquires 10% or more of the Golden Telecom voting stock from a party to the Successor Shareholders Agreement is required to execute an endorsement and be bound by this tender offer requirement.

     A copy of the Successor Shareholders Agreement, which is intended to supersede the Prior Shareholders Agreement as of the Telenor Effective Date, is included as Exhibit 99.11 to this statement and qualifies the disclosure set forth herein in its entirety.

     (d) Successor Registration Rights Agreement. Golden Telecom, RTK, Alfa Telecom, Telenor, CIPEF, Cavendish and First NIS Fund have entered into the Successor Registration Rights Agreement effective as of the Telenor Effective Date. The Successor Registration Rights Agreement provides the parties thereto with the right to request that Golden Telecom effect a registration under the U.S. Securities Act of 1933, as amended, with respect to all or a part of the shares of Common Stock held by the parties thereto on the effective date of the agreement as well as certain additional shares acquired thereafter, provided, however, that at least 500,000 shares of Common Stock are requested to be registered by such shareholder or shareholders. The Successor Registration Rights Agreement also allows the other parties thereto to have all or part of the shares of Common Stock held by them on the effective date of the Successor Registration Rights Agreement (as well as certain additional shares acquired thereafter) included in the registration. Alfa Telecom, RTK and Telenor are each entitled to two demand registration requests and Barings and CIPEF are each entitled to one demand registration request. A copy of the Successor Registration Rights Agreement, which is intended to supersede the prior registration rights agreements between Golden Telecom and Alfa Telecom, RTK, CIPEF, Cavendish and First NIS Fund, is included as Exhibit
99.13 to this statement and qualifies the disclosure set forth herein in its entirety."

Item 7.   Material to be Filed as Exhibits
          --------------------------------

Item 7 is hereby amended to reflect the inclusion of the following exhibits:

99.11   Successor Shareholders Agreement, dated as of  August 19, 2003
99.12   Successor Standstill Agreement, dated as of August 19, 2003
99.13   Successor Registration Rights Agreement, dated as of August 19, 2003

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2003

                                 CAPITAL GROUP INTERNATIONAL, INC.


                                 By: /s/ Philip de Toledo
                                    -------------------------------------------
                                 Name:   Philip de Toledo
                                 Title:  Senior Vice President

                                 CAPITAL INTERNATIONAL, INC.


                                 By: /s/ Peter C. Kelly
                                    -------------------------------------------
                                 Name:   Peter C. Kelly
                                 Title:  Senior Vice President



                                 CAPITAL INTERNATIONAL INVESTMENTS, LLC
                                 By:     Capital International, Inc.
                                 Its:    Managing Member


                                 By: /s/ Peter C. Kelly
                                    -------------------------------------------
                                 Name:   Peter C. Kelly
                                 Title:  Senior Vice President


                                 CAPITAL INTERNATIONAL GLOBAL EMERGING
                                 MARKETS PRIVATE EQUITY FUND, L.P.
                                 By:     Capital International Investments, LLC
                                 Its:    General Partner

                                 By:     Capital International, Inc.
                                 Its:    Managing Member


                                 By: /s/ Peter C. Kelly
                                    -------------------------------------------
                                 Name:   Peter C. Kelly
                                 Title:  Senior Vice President

EXHIBIT INDEX

EXHIBIT NO.   DESCRIPTION

99.1          Subscription Agreement*

99.2          Shareholders and Registration Rights Agreement*

99.3 Share Purchase Agreement, dated April 2, 2001, among Global TeleSystems, Inc., a Delaware corporation, Alfa Bank Holdings Limited, a company incorporated in the British Virgin Islands, Capital International Global Emerging Markets Private Equity Fund, L.P., a Delaware limited partnership, Cavendish Nominees Limited, a limited liability company organized and registered under the laws of Guernsey, and First NIS Regional Fund SICAV, a private institutional fund organized and registered under the laws of Luxembourg**

99.4 Stock Option Agreement, dated as of May 11, 2001, between Capital International Global Emerging Markets Private Equity Fund, L.P. and Global TeleSystems Europe Holdings B.V.****

99.5          Standstill Agreement, dated as of March 31, 2001***

99.6 Amendment, dated as of May 11, 2001, to Shareholders and Registration Rights Agreement****

99.7          Shareholders Agreement dated as of May 11, 2001****

99.8          Agreement among Reporting Parties in respect of Schedule 13D
              Filing***

99.9          Shareholders Agreement, dated as of September 5, 2002*****

99.10         Standstill Agreement, dated as of September 5, 2002*****

99.11         Shareholders Agreement, dated as of August 19, 2003******

99.12         Standstill Agreement, dated as of August 19, 2003******

99.13         Registration Rights Agreement, dated as of August 19, 2003******


* Incorporated by reference to the Schedule 13D of the Reporting Parties dated December 27, 1999 (EDGAR Accession No.
          0000895345-99-000575).

**        Incorporated by reference to the Schedule 13D of Global
          TeleSystems, Inc., dated April 5, 2001(EDGAR Accession No. 0000950129-01-001961).

*** Incorporated by reference to the amended Schedule 13D/A of the Reporting Parties dated April 12, 2001 (EDGAR Accession No. 0000895345-01-500046).

**** Incorporated by reference to the amended Schedule 13D/A of the Reporting Parties dated May 22, 2001 (EDGAR Accession No. 0000895345-01-500175).

***** Incorporated by reference to the amended Schedule 13D/A of the Reporting Parties dated September 10, 2002 (EDGAR Accession No. 0000895345-02-000493).

******    Filed herewith


                                 SCHEDULE I
                    DIRECTORS AND EXECUTIVE OFFICERS OF
                        CAPITAL INTERNATIONAL, INC.,
                   CAPITAL GROUP INTERNATIONAL, INC. AND
                   CAPITAL INTERNATIONAL INVESTMENTS, LLC

               The name, present principal occupation or employment, the business address and citizenship for each director and executive officer of Capital International, Inc. ("Capital International"), Capital Group
International, Inc. ("CGII") and Capital International Investments, LLC ("Capital Investments") is set forth below.

                                  Present Principal
                                  -----------------
     Name and Business         Occupation or Employment        Business Address                    Citizenship
     ------------------        -------------------------       -----------------                   -----------

Capital International
---------------------
Walter P. Stern               Senior Management            630 5th Avenue, 36th Fl                    U.S.A.
                                                           New York, New York 10111-0121

David I. Fisher               Portfolio Manager            11100 Santa Monica                         U.S.A.
                                                           Boulevard, 15th Floor
                                                           Los Angeles, CA 90025-3384

Shaw B. Wagener               Portfolio Manager            1 Raffles Place                            U.S.A.
                                                           #24-00 OUB Centre
                                                           Singapore  0104

Philip de Toledo              Principal Financial          11100 Santa Monica                         U.S.A.
                              Officer                      Boulevard, 15th Floor
                                                           Los Angeles, CA 90025-3384

Koenraad C. A. Foulon         Portfolio Manager            40 Grosvenor Place                        Belgium
                                                           London, England  SW1X 7GG

Hartmut Giesecke              Portfolio Manager            1 Raffles Place                           Germany
                                                           #24-00 OUB Centre
                                                           Singapore  0104

Peter C. Kelly                Attorney                     11100 Santa Monica                         U.S.A.
                                                           Boulevard, 15th Floor
                                                           Los Angeles, CA 90025-3384

Victor D. Kohn                Portfolio Manager            11100 Santa Monica                         Chile
                                                           Boulevard, 15th Floor
                                                           Los Angeles, CA 90025-3384

Lam Nguyen-Phuong             Private Equity Research      1 Raffles Place                            U.S.A.
                              Director                     #24-00 OUB Centre
                                                           Singapore  0104

Carl Kawaja                   Portfolio Manager            One Market, Steuart                        Canada
                                                           Tower, Suite 1800
                                                           San Francisco, CA 94105-1409

Mike Felix                    Accounting & Operations      135 South State College                    U.S.A.
                                                           Blvd.
                                                           Brea, CA 92821-5823
CGII
----
David I. Fisher               Portfolio Manager            11100 Santa Monica                         U.S.A.
                                                           Boulevard, 15th Floor
                                                           Los Angeles, CA 90025-3384

Richard C. Barker             Portfolio Manager            One Market, Steuart                        U.S.A.
                                                           Tower, Suite 1800
                                                           San Francisco, CA 94105-1409

Philip de Toledo              Principal Financial Officer  11100 Santa Monica                         U.S.A.
                                                           Boulevard, 15th Floor
                                                           Los Angeles, CA 90025-3384

Hartmut Giesecke              Portfolio Manager            1 Raffles Place                           Germany
                                                           #24-00 OUB Centre
                                                           Singapore  0104

Walter P. Stern               Senior Management            630 5th Avenue, 36th Fl                    U.S.A.
                                                           New York, New York 10111-0121

Antonio Vegezzi               Senior Management            28, Boulevard du Pont                   Switzerland
                                                           D'Arve
                                                           1205 Geneva, Switzerland

Nilly Sikorsky                Portfolio Manager            3 Place des Bergues                     Switzerland
                                                           1201 Geneva, Switzerland

Robert Ronus                  Senior Management            333 South Hope Street                      U.S.A.
                                                           Los Angeles, CA 90071-1447

Shaw B. Wagener               Portfolio Manager            1 Raffles Place                            U.S.A.
                                                           #24-00 OUB Centre
                                                           Singapore  0104
Capital Investments
-------------------
Koenraad C. A. Foulon         Portfolio Manager            40 Grosvenor Place                        Belgium
                                                           London, England  SW1X 7GG
